UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 22, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Auxilium Pharmaceuticals, Inc.

File No. 333-114685 - CF# 23457

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Auxilium Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on April 21, 2004, as amended.

Based on representations by Auxilium Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through March 31, 2019
Exhibit 10.5	through December 31, 2010
Exhibit 10.7	through November 24, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia G. Barros
Special Counsel